P.E. 2/1/02

1091660

02012921

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2002

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Baiyun International Airport
Guangzhou, People's Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. X Form 40-F. ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes . ______ No. X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") on January 30, 2002 published in two local newspapers in Hong Kong an announcement in Chinese and English concerning (1) acquisition of five Boeing 737-300 aircraft, associated spare parts, and the special purpose vehicles in connection with the ground support of the five aircraft by the Company from Southern Airlines (Group) and the entering into of the sale and purchase agreement relating thereto; (2) the Company's proposed issue of new A shares; and (3) proposed change in the Company's board composition. The Company also published the notice of the first extraordinary general meeting in 2002 (the "EGM") on January 30, 2002 in two local newspapers in Hong Kong in Chinese and English. A copy of each of the announcement and the notice of the EGM is included in this Form 6-K of the Company.

中國南方航空股份有限公司
China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ACQUISITION OF ASSETS FROM THE SA GROUP (GROUP)
(CONNECTED TRANSACTION)
PROPOSED ISSUE OF NEW A SHARES
PROPOSED CHANGE IN BOARD COMPOSITION

- The Board announces that the Company has on January 29, 2002 entered into the S&P Agreement to acquire the Assets from its parent SA Group;
- The entry into the S&P Agreement between the Company and the SA Group constitutes a connected transaction under Chapter 14 of the Listing Rules, and will therefore be subject to Independent Shareholders approval at the EGM;
- The Board also announces that the Company intends to apply to the relevant PRC authorities for the issue of new A Shares to institutional and public investors in the PRC and the listing of and permission to deal with such A Shares on the Shanghai Stock Exchange;
- The proposed A Share Issue will be subject to approval by Shareholders at the EGM and the relevant PRC authorities. Further announcement will be made in accordance to the Listing Rules;
- The Company would like to seek authorization from Shareholders to amend the Articles of Association with regard to the change in composition of the Board as required by CSRC in order to improve the corporate governance of the Company during its restructuring process;
- A circular containing, inter alia, further information on the A Share Issue, the change in the Board composition, the Acquisition, a notice of the EGM, the recommendation from the independent board committee of the Company and the advice from the independent financial adviser to the independent board committee will be dispatched to the Shareholders as soon as practicable.

1) THE ACQUISITION

The Board of Directors of the Company hereby announces that the Company has on January 29, 2002 entered into the S&P Agreement to acquire the Assets from SA Group. Since SA Group is a 65.2% controlling shareholder of the Company, the Acquisition constitutes a connected transaction of the Company. In addition, the consideration of the Acquisition exceeds 3% of the Company's net tangible assets as reported in the latest published annual report on December 31, 2000, the Acquisition therefore requires approval from Independent Shareholders.

The S&P Agreement

Date

January 29, 2002

Parties

Vendor: SA Group

Purchaser: The Company

Details of the Assets

The Assets are currently owned by the SA Group and comprise five Boeing 737-300 aircraft (the "Aircraft"), the associated spare parts and forty-two special purpose vehicles in connection with the ground support of the Aircraft. Three of the Aircraft were delivered brand new from The Boeing Company in 1994 while the remaining two were delivered brand new from The Boeing Company in 1999. All of the Aircraft are currently leased by the Company under the Wet Lease Agreements between Zhong Yuan Airlines and the Company dated August 4, 2000 and November 8, 2000 and subsequently renewed on August 4, 2001 and November 8, 2001.

Consideration

The total value of the Assets is RMB1,096,886,106.71, which is based on the value of the assets and liabilities as at June 30, 2001 as prepared by Zhongfeng Asset Valuation LLC, an independent valuer approved by the Ministry of Finance in the PRC.

The total consideration of RMB1,096,886,106.71 will be satisfied by cash payment of RMB132,150,139.47 and the assumption of debt due to commercial banks amounting to RMB964,735,967.24 by the Company. The source of funding of the cash payment and the debt repayment will be from internal funds of the Company. The cash payment will be payable once all conditions of the S&P Agreement are fulfilled. All terms and conditions under the existing legal documentation related to the debt between Zhong Yuan Airlines and each respective lender will remain status quo.

The proposed application to the relevant PRC authorities regarding the A Share Issue will be subject to approval by Shareholders at the EGM and the relevant PRC authorities. Further approvals from Shareholders will be sought regarding the A Share Issue including the timing, issue price, amount of share capital to be raised and the use of proceeds and further announcement will be made in accordance with the Listing Rules and the relevant regulations in the PRC.

Although it is the intention of the Company to conduct the A Share Issue as soon as possible after all relevant approvals are obtained, the exact timing and structure of the A Share Issue will depend on market condition and other considerations such as specific acquisition opportunities and the availability of alternative funding channels.

3) PROPOSED CHANGE IN THE BOARD COMPOSITION

The Company would like to seek authorization from Shareholders to amend the Articles of Association with regards to the change in the composition of the Board as required by the CSRC, in order to improve the corporate governance of the Company during its restructuring process:

- To change the current composition of the Board from a total of 13 Directors (1 Chairman, 1 Vice-Chairman, and 11 Directors) to a total of 15 Directors (1 Chairman, 2 Vice-Chairman, and 12 Directors)

4) GENERAL

A circular containing, inter alia, further information on the A Share Issue, the change in the Board composition, the Acquisition, a notice of the EGM, the recommendation from the independent board committee of the Company and the advice from the independent financial adviser to the independent board committee will be dispatched to the Shareholders as soon as practicable.

Save as disclosed herein, the Board confirms that it is not aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of price sensitive nature.

JPMorgan is the financial adviser to the Company.

As part of the Acquisition, the SA Group has agreed to reimburse the Company the full amount of the lease rental payments made or to be made by the Company to Zhong Yuan Airlines under the Wet Lease Agreements for the period from July 1, 2001 up to the day of Completion. It is also agreed that the Wet Lease Agreements will be terminated on the day of Completion. During the period of July 1, 2001 to December 31, 2001, the Company has paid RMB150,000,000.00 to Zhong Yuan Airlines in the form of lease rental payments.

Conditions

Completion of the S&P Agreement is conditional upon, inter alia, the following conditions being fulfilled or waived:-

(a) all necessary approvals in relation to the transactions contemplated under the S&P Agreement being granted by the relevant government authorities in the PRC;

(b) the agreement or consent by the lenders of the debt regarding the transfer of the debt from SA Group to the Company;

(c) the warranties given by SA Group to the Company under the S&P Agreement remaining true and accurate and not misleading at Completion as if repeated at Completion and at all times between the date of the S&P Agreement and Completion; and

(d) Approval of this connected transaction by Independent Shareholders at the EGM;

Completion

Completion is to take place on the day on which all the conditions of the S&P Agreement have been fulfilled or waived. It is expected that the date of Completion will be on or around March 31, 2002. In the event that the above conditions are not fulfilled or waived by March 31, 2002, or such later date as the parties may agree, the S&P Agreement will cease to have any effect.

Reasons for the Acquisition

The Company's principal business is civil aviation within the PRC as well as providing commercial flights between cities in the PRC and international destinations. Pursuant to the Wet Lease Agreements, the Group has already been operating the Aircraft as part of Group's aviation business and has been expanding its aviation business and enhancing its market position.

The Board believes the Company will benefit from the Acquisition because the ownership control will allow the Company to further integrate the Aircraft into its overall aviation business in the PRC. This is in line with the consolidation strategy that the Company has adopted in light of the proposed restructuring of the aviation industry in the PRC. In addition, the Acquisition is in line with the non-competition undertaking granted by the SA Group to the Company when the Company was listed on the Stock Exchange in 1997.

Connected Transaction

SA Group is the controlling shareholder that owns a 65.2 % interest in the Company. Since the value of the Assets and the consideration of the Acquisition represents approximately 12.35% of the Company's net tangible assets as reported in the latest published annual report for the year ended December 31, 2000 respectively, the entry into the S&P Agreement between the Company and the SA Group constitutes a connected transaction under Chapter 14 of the Listing Rules, and will therefore be subject to Independent Shareholders approval at the EGM.

The independent board committee, comprising Mr. Simon To and Mr. Peter Lok, all independent non-executive Directors, has been formed to advise the Independent Shareholders on the connected transactions subject to Independent Shareholders approval. ICEA has been appointed to advise the Independent Board Committee in relation to such connected transaction. A notice of the EGM will be dispatched to Shareholders shortly.

2) PROPOSED ISSUE OF NEW A SHARES

The Company intends to apply to the relevant PRC authorities for the issue of new A Shares to institutional and public investors in the PRC and the listing of and permission to deal with such A Shares on the Shanghai Stock Exchange. Such application will be made immediately after the approval of the proposed A Share Issue by the shareholders of the Company at the EGM. The shares of the Company are currently listed on the Stock Exchange in the form of H shares, and on the New York Stock Exchange in the form of American Depository Receipts.

The Board believes that the A Share Issue will allow the Company to access another funding channel, provide additional currency for the acquisition of PRC assets, and enhance the shareholders base. The Board would like to seek approval from Shareholders authorizing the Board to apply to the relevant PRC authorities and to plan for and on behalf of the Company all relevant matters in relation to the proposed A Share Issue.

Definitions

"A Share"	Domestic shares of RMB1.00 each in the share capital of the Company
"A Share Issue"	The proposed issue of new A Shares
"Acquisition"	The acquisition of the Assets by the Company from SA Group as contemplated in the S&P Agreement
"Aircraft"	The five Boeing 737-300 aircraft to be acquired by the Company forming parts of the Assets
"Articles of Association"	The articles of association of the Company
"Assets"	Comprise the Aircraft, associated spare parts, and the special purpose vehicles in connection with the ground support of the Aircraft.
"Board"	The Board of Directors of the Company
"Chairman"	The chairman of the Board
"Company"	China Southern Airlines Company Limited, a joint stock limited company incorporated with limited liability in the People's Republic of China and listed on the Stock Exchange
"Completion"	Completion of the S&P Agreement
"CSRC"	China Securities Regulatory Commission (中國證券監督管理委員會)
"Directors"	The directors of the Company
"EGM"	An extraordinary general meeting of Shareholders to be convened to consider and, if thought fit, approve, among other things, the S&P Agreement
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC
"ICEA"	ICEA Capital Limited, registered dealer under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), which has been appointed as the independent financial adviser to the Independent Board Committee
"Independent Board Committee"	an independent board committee, comprising Mr. Simon To and Mr. Peter Lok, all independent non-executive directors, formed to advise the Independent Shareholder on the Acquisition
"Independent Shareholders"	Shareholders other than the SA Group
"JPMorgan"	J.P. Morgan Securities Asia Pte. Limited, a wholly-owned subsidiary of J.P. Morgan Chase & Co., an exempt dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong) and the financial adviser to the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"SA Group"	Southern Airlines (Group), a state-owned economic entity established under the laws of the PRC and the direct controlling shareholder and ultimate parent of the Company
"S&P Agreement"	a sale and purchase agreement entered into between the Company and SA Group on January 29, 2001 regarding the acquisition of the Assets by the Company from SA Group
"Shareholders"	Shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Wet Lease Agreements"	The wet lease agreements entered into between the Company and Zhong Yuan Airlines dated August 4, 2000 and November 8, 2000 in relation to the leasing of the Aircraft by Company from Zhong Yuan Airlines
"Vice-Chairman"	The vice-chairman of the Board
"Zhong Yuan Airlines"	A wholly PRC state-owned enterprise controlled by the SA Group

By order of the Board
Su Liang
Company Secretary

Guangzhou, the People's Republic of China
January 29, 2002

香港商報 HONG KONG COMMERCIAL DAILY NEWS www.hkcd.com.hk January 30, 2002

中國南方航空股份有限公司
China Southern Airlines Company Limited

（於中華人民共和國註冊成立之股份有限公司）

向南航集團（集團）收購資產
（關連交易）
建議發行新A股
建議更改董事會的組成

- 董事會宣佈，本公司已於二零零二年一月二十九日訂立買賣協議，以向其母公司南航集團收購資產；
- 根據上市規則第14章，本公司與南航集團訂立買賣協議構成一項關連交易，並因此須於臨時股東大會上取得獨立股東的批准，方告作實；
- 董事會亦宣佈，本公司擬向有關中國機關申請，向中國的機構及公眾投資者發行新A股及批准該等A股於上海證券交易所上市及買賣；
- 建議A股發行須於臨時股東大會上取得股東的批准及有關中國機關的批准，方告作實。本公司將根據上市規則發表進一步公佈；
- 本公司欲尋求股東的授權，以根據中國證監會規定修訂有關公司章程，更改董事會的組成，從而改善重組過程中對本公司行使的公司管治；
- 一份載有（其中包括）有關A股發行、更改董事會的組成、收購的其他資料、臨時股東大會通告、本公司獨立董事委員會的推薦建議及獨立財務顧問致獨立董事委員會的意見的通函，將會盡快寄發予各股東。

1) 收購

本公司的董事會謹此宣佈，本公司已於二零零二年一月二十九日訂立買賣協議，以向南航集團收購資產。由於南航集團為持有本公司65.2%權益的控股股東，收購構成本公司一項關連交易。此外，收購代價超出於二零零零年十二月三十一日刊發的最近期刊發年報中所載的本公司有形資產淨值的3%，因此，收購須取得獨立股東的批准。

買賣協議

日期

二零零二年一月二十九日

訂約方

賣方： 南航集團

買方： 本公司

資產的詳情

資產目前由南航集團擁有，包括五架波音737-300客機（「客機」）、相關零件及有關為客機提供地面支援的四十二架特種車輛。其中三架客機是由波音公司於一九九四年全新交付，而餘下兩架客機則是由波音公司於一九九九年全新交付。所有客機目前均由本公司根據中原航空與本公司於二零零零年八月四日及二零零零年十一月八日訂立的濕租協議租用，及其後根據於二零零一年八月四日及於二零零一年十一月八日續租的濕租協議租用。

司將會就A股發行，包括時間、發行價、股本的集資額及所得款項用途尋求股東的進一步批准，並將會根據上市規則及中國有關規例發表進一步公佈。

雖然本公司擬於取得所有相關批准後盡快進行A股發行，惟A股發行的確實時間及架構將視乎市場狀況及其他考慮因素，如某些收購機會及可採用的其他集資途徑等。

3) 建議更改董事會的組成

本公司欲向股東尋求授權根據有關中國證監會規定修訂公司章程，更改董事會的組成，從而改善重組過程中本公司的公司管治：

- 將董事會目前合共13名董事（1名董事長、1名副董事長及11名董事）的人數更改為合共15名董事（1名董事長、2名副董事長及12名董事）

4) 一般事項

一份載有（其中包括）A股發行、更改董事會的組成、收購的其他資料、舉行臨時股東大會的通告、本公司獨立董事委員會的推薦建議，以及獨立財務顧問向獨立董事委員會提供的意見的通函，將盡快寄發予股東。

除本公佈所披露者外，董事會確認並不知悉任何根據上市協議第2段一般責任規定而須予披露，足以或可能影響股價的事宜。

JP摩根為本公司的財務顧問。

代價

資產總值為人民幣1,096,886,106.71元，乃根據由中國財政部認可的獨立估值師中鋒資產評估有限責任公司根據於二零零一年六月三十日的資產與負債價值而評估。

總代價人民幣1,096,886,106.71元將會以現金款項人民幣132,150,139.47元及由本公司承擔商業銀行為數達人民幣964,735,967.24元的債務的方式償付。現金款項及償還債務的資金來源為本公司的內部資金。現金款項將於買賣協議的所有條件一經達成後支付。根據有關中原航空與各債權人的債務的現有法律文件的所有條款與條件將會維持不變。

作為收購的一部分，南航集團已同意償付由二零零一年七月一日起直至完成日期止期間，本公司根據濕租協議支付或將會支付予中原航空的全數租賃租金款項予本公司。濕租協議被同意於完成日期終止。於二零零一年七月一日至二零零一年十二月三十一日期間，本公司已經以租賃租金付款的方式，支付人民幣150,000,000.00元予中原航空。

條件

買賣協議須待(其中包括)下列條件獲達成或豁免後，方告完成：

(a) 已獲中國有關政府機關批予有關根據買賣協議預計進行的交易的一切所需批文；

(b) 債務債權人就南航集團將債務轉讓予本公司的協議或同意書；

(c) 南航集團根據買賣協議對本公司所作出的保證於完成時及由買賣協議日期至完成之間的所有時間內仍維持真實與準確無誤及並無誤導成份，猶如於完成時重複作出保證一樣；及

(d) 獨立股東於臨時股東大會上批准本關連交易；

完成

買賣協議於買賣協議的所有條件獲達成或豁免當日完成。預期完成日期將為二零零二年三月三十一日或前後。倘上述條件未能於二零零二年三月三十一日(或訂約方可能同意的較後日期)前獲達成或豁免，買賣協議將不會再具有任何效力。

進行收購的原因

本公司的主要業務為於中國境內經營民航業務以及向中國各大城市與國際城市之間提供商業航機服務。根據濕租協議，本集團已將客機投入服務，作為本集團的航空業務的一部分，並一直擴展其航空業務及提升其市場地位。

董事會相信，由於擁有權控制容許本公司將客機合併於本公司的整體中國航空業務，本公司將會因收購而得益。這與本公司因應中國航空業進行建議重組而採取的綜合策略一致。此外，收購與南航集團於本公司於一九九七年於聯交所上市時對本公司所作出的不競爭承諾一致。

關連交易

南航集團為持有本公司65.2%權益的控股股東。由於資產價值與收購代價約佔截至二零零零年十二月三十一日止年度的最近期刊發年報中所載的本公司有形資產淨值12.35%，根據上市規則第14章，本公司與南航集團訂立買賣協議構成一項關連交易，因此，須於臨時股東大會上取得獨立股東的批准，方可作實。

本公司已組成獨立董事委員會，成員包括杜志強先生及樂鞏南先生(兩者均為獨立非執行董事)，以就關連交易向獨立股東提供意見，而關連交易須取得獨立股東的批准始可進行。工商東亞已獲委任，就該關連交易向獨立董事委員會提供意見。本公司將會盡快寄發臨時股東大會通告予各股東。

2) 建議發行新A股

本公司有意向有關中國機關申請發行新A股予中國機構及公眾投資者，以及批准該等A股在上海證券交易所上市及買賣。該項申請將於緊隨本公司股東在臨時股東大會上獲批准建議A股發行後隨即提出。本公司股份現時以H股形式在聯交所上市，並以美國預託證券形式於紐約證券交易所上市。

董事會相信A股發行將讓本公司從另一個途徑集資，並為收購中國資產提供額外資金，以及擴大股東基礎，因此，董事會欲尋求股東批准授權董事會就建議A股發行向有關中國機關申請及代表本公司籌劃有關建議A股發行的一切有關事宜。

就A股發行而向中國有關機關申請的建議須待股東於臨時股東大會上批准，並獲有關中國機關批准後，方可作實。本公

釋義

「A股」	指	本公司股本中每股面值人民幣1.00元的內資股
「A股發行」	指	建議發行新A股
「收購」	指	本公司按買賣協議所預計向南航集團收購資產
「客機」	指	本公司將予收購的五架波音737-300客機(組成資產的一部分)
「公司章程」	指	本公司的公司章程
「資產」	指	由客機、相關零件及為客機提供地面支援的特種車輛
「董事會」	指	本公司董事會
「董事會主席」	指	董事會的主席
「本公司」	指	中國南方航空股份有限公司，一間於中華人民共和國註冊成立的有限責任股份有限公司，並於聯交所上市
「完成」	指	買賣協議完成
「中國證監會」	指	中國證券監督管理委員會
「董事」	指	本公司董事
「臨時股東大會」	指	將予舉行以考慮及酌情批准(其中包括)買賣協議的臨時股東大會
「香港」	指	中華人民共和國香港特別行政區
「工商東亞」	指	工商東亞融資有限公司，根據香港法例第333章證券條例註冊的交易商，已獲委任為獨立董事委員會的獨立財務顧問
「獨立董事委員會」	指	由杜志強先生及樂鞏南先生(兩者均為獨立非執行董事)組成的獨立董事委員會，是為了就收購向獨立股東提供意見而組成
「獨立股東」	指	南航集團以外的股東
「JP摩根」	指	J.P. Morgan Securities Asia Pte. Limited，J.P. Morgan Chase & Co.的一間全資附屬公司，根據香港法例第333章證券條例獲豁免註冊的交易商，並為本公司的財務顧問
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「中國」	指	中華人民共和國
「人民幣」	指	中國法定貨幣人民幣
「南航集團」	指	南方航空(集團)公司，根據中國法律成立的國有經濟實體，並為本公司的直接控股股東及最終母公司
「買賣協議」	指	本公司與南航集團於二零零二年一月二十九日就有關由本公司向南航集團收購資產簽訂的買賣協議
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司
「濕租協議」	指	本公司於二零零零年八月四日及二零零零年十一月八日與中原航空簽訂，有關由本公司向中原航空租賃客機的濕租協議
「副董事長」	指	本公司副董事長
「中原航空」	指	由南航集團控制的中國全資國有企業

承董事會命
公司秘書
蘇亮

中華人民共和國，廣州
二零零二年一月二十九日

The Asian Wall Street Journal
January 30, 2002

中國南方航空股份有限公司

China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING IN 2002

NOTICE IS HEREBY GIVEN that the first Extraordinary General Meeting (the "EGM") in the year 2002 of China Southern Airlines Company Limited (the "Company") will be held at 10:00 a.m. on Tuesday, March 26, 2002 at the Company's headquarters at Baiyun International Airport, Guangzhou, the People's Republic of China (the "PRC") for the following purposes:

EGM

For the shareholders of the Company apart from Southern Airlines (Group) ("SA Group") to resolve the following as ordinary resolutions:

THAT the terms of the S & P Agreement (as defined in the announcement dated January 29, 2002 of the Company) and the entering into of the S & P Agreement between the Company and SA Group be approved, confirmed and ratified; FURTHER RESOLVED THAT any director of the Company be authorized to sign any documents which he considers appropriate, reasonable and incidental for the conduct of the S & P Agreement and for the benefit of the Company and to conduct all incidental actions and such director be further authorized to make any amendments, alteration and addition which he considers necessary, proper and appropriate.

For all the shareholders of the Company to resolve the following as special resolutions:

1. To consider and approve the proposal for the application and implementation of the issue of new A Shares, and the proposed listing of such A Shares in the PRC ("A Share Issue");
2. To consider and authorize the Company's board of directors (the "Board") to plan for and on behalf of the Company all relevant matters relating to the A Share Issue;
3. THAT conditional upon the approval by the relevant authorities of the PRC, to approve amendment of the relevant provisions of the Company's articles of association with regard to the change in the Board composition from a total of 13 Directors (1 Chairman, 1 Vice-Chairman, and 11 Directors) to a total of 15 Directors (1 Chairman, 2 Vice-Chairman, and 12 Directors).

By Order of the Board
Su Liang
Company Secretary

Guangzhou, the PRC,
January 29, 2002

Notes:

1. **Eligibility for Attending the EGM**
   Holders of H Shares of the Company who are registered on the registers of shareholders of the Company on February 24, 2002 ("Eligible Shareholders") shall have the right to attend the EGM after completing the required registration procedures.
2. **Registration Procedures for Attending the EGM**
   (1) Eligible Shareholders intending to attend the EGM either in person or by proxy must deliver to the Company on or before March 5, 2002 either in person, by post or by fax, a reply slip for attending the EGM.
   (2) Holders of H shares of the Company who are Eligible Shareholders and intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares of the Company, at or before 4:00 p.m. on February 22, 2002.
   (3) The register of H shares of the Company will be closed from February 24, 2002 to March 25, 2002 (both days inclusive), during which period no transfer of H shares will be registered.
   (4) When attending the EGM, a shareholder or his proxy shall produce proof of identity. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity together with a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative to attend the meeting.
3. **Appointing Proxies**
   (1) An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his behalf by completing a form of proxy. A proxy need not be a shareholder of the Company.
   (2) A form of proxy shall be used by an Eligible Shareholder or his attorney to appoint a proxy. If the proxy is appointed by the shareholder's attorney, the power of attorney or other authorization document(s) authorizing such attorney to appoint the proxy must be notarized.
   (3) To be valid, the notarized power of attorney or other authorization document(s), together with the completed proxy form(s), must be delivered to Hong Kong Registrars Limited, not less than 24 hours before the time designated for the holding of the EGM.
4. **Miscellaneous**
   (1) The EGM will not last for more than one day. Shareholders and any proxy who attend shall bear their own traveling and accommodation expenses.
   (2) Hong Kong Registrars Limited is located at:
   2/F, Vicwood Plaza
   199 Des Voeux Road Central
   Hong Kong
   (3) The registered address of the Company is:
   Baiyun InternationalAirport
   Guangzhou 510405
   PRC
   Telephone No.: (86) 20-8612-4738
   Facsimile No.: (86) 20-8665-9040
   Website: www.cs-air.com

中國南方航空股份有限公司
China Southern Airlines Company Limited

(於中華人民共和國註冊成立之股份有限公司)

二零零二年度首次臨時股東大會通告

茲通告中國南方航空股份有限公司(「本公司」)謹定於二零零二年三月二十六日(星期二)上午十時正，在中華人民共和國(「中國」)廣州白雲國際機場本公司總部召開本公司於二零零二年度首次臨時股東大會，以便處理以下事項：

臨時股東大會

以便本公司股東(南方航空(集團)公司(「南航集團」)除外)議決下列事項為普通決議案：

動議批准、確認及追認買賣協議(定義見本公司於二零零二年一月二十九日發表的公佈)的條款及本公司與南航集團訂立的買賣協議；**進一步議決動議**授權本公司董事簽署其認為就進行買賣協議及為本公司的利益合適、合理及附帶的任何文件及作出一切附帶行動，並進一步授權該名董事作出其認為必需、恰當及合適的任何修訂、更改及增添。

以便本公司全體股東議決下列事項為特別決議案：

1. 以考慮及批准有關申請與執行發行新A股的建議及建議該等A股在中國上市(「A股發行」)；
2. 以考慮及授權本公司董事會(「董事會」)籌劃及代表本公司籌劃有關A股發行的一切有關事宜；
3. **動議**待獲得中國有關機關批准後，批准修訂本公司的公司章程中有關更改董事會的組成的有關條文，將董事會人數由合共13名董事(1名董事長、1名副董事長及11名董事)更改為合共15名董事(1名董事長、2名副董事長及12名董事)。

承董事會命
公司秘書
蘇亮

中國，廣州
二零零二年一月二十九日

附註：

1. **出席臨時股東大會的資格**

   凡於二零零二年二月二十四日在本公司股東名冊上登記的本公司H股持有人(「合資格股東」)均有權在完成必要的登記手續後出席臨時股東大會。

2. **出席臨時股東大會的登記手續**

   (1) 擬親自或委託代理人出席臨時股東大會的合資格股東，必須在二零零二年三月五日或之前通過親自交回、郵遞或傳真方式將回條送交至本公司。

   (2) 擬出席臨時股東大會的本公司H股合資格股東，必須將其轉讓文件及有關股票憑證於二零零二年二月二十二日下午四時正或以前，送交至本公司H股過戶登記處香港證券登記有限公司。

   (3) 本公司的H股股東名冊將自二零零二年二月二十四日至二零零二年三月二十五日(包括首尾兩天)期間內停止登記H股過戶。

   (4) 股東或股東代理人出席臨時股東大會時須出示本人的身份證明。公司股東如果派其法人代表出席會議，該法人代表須出示本人的身份證明，以及該股東的董事會或其他權力機構委派該法人代表出席會議的決議案副本。

3. **股東代理人**

   (1) 合資格股東有權通過填妥代理人表格委託一名或多名代理人代表其出席臨時股東大會及投票。代理人不必為本公司股東。

   (2) 代理人必須由股東或股東之委託人以代理人表格委任。如代理人由股東之委託人委任，則授權委託人委任代理人的授權書或其他授權文件必須經過公證。

   (3) 經公證人公證的授權書或其他授權文件及填妥的代理人表格，必須於臨時股東大會指定的舉行時間24小時前送達香港證券登記有限公司，文件方為有效。

4. **其他**

   (1) 臨時股東大會會期不會超過一天。參加大會的股東及任何代表往返食宿費用自理。

   (2) 香港證券登記有限公司的地址為：

   香港
   德輔道中199號
   維德廣場2樓

   (3) 本公司註冊地址為：

   中國
   廣州510405
   白雲國際機場
   電話號碼：(86) 20-8612-4738
   傳真號碼：(86) 20-8665-9040
   網址號碼：www.cs-air.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By /s/ Su Liang
Name: Su Liang
Title: Company Secretary

Date: February 1, 2002